EXHIBIT 5.f

                                 [PFL LIFE LOGO]

                           PFL LIFE INSURANCE COMPANY
    Home Office located at: 4333 Edgewood Road N.E., Cedar Rapids, Iowa 52499

                                 A Stock Company
                  (Hereafter called the Company, we, our or us)

                      GUARANTEED INSURABILITY BENEFIT RIDER

This extra benefit rider, attached to and made a part of the policy, provides as described below, options to purchase additional insurance without evidence of insurability.

We agree:
1. To let you buy a policy or increase your current Specified Amount on the life of the Insured on a regular or alternate option date. We will not ask for evidence of insurability.
2. To pay your beneficiary the amount of insurance provided by this rider if the Insured dies during the three-month period prior to an alternate option date.

REGULAR OPTION DATES

Regular option dates will be the policy anniversaries following the Insured's 22nd, 25th, 28th, 31st, 34th, 37th and 40th birthdays.

ALTERNATE OPTION DATES

Alternate option dates will be three months after each of the following events which occur after the date of this rider:

1.  The marriage of the Insured.
2.  The birth of a child to the Insured and the Insured's spouse.
3.  The legal adoption of a child by the Insured.
4.  The Insured's graduation from a 4 year college.

If you buy a policy on an alternate option date, we will cancel the next regular option which has not already been cancelled. However, you may buy a new policy on each alternate option date even though all regular options have been cancelled.

If more than one child is born at the same time, or if the Insured adopts more than one child at a time, we will allow you to buy more than one policy on the same alternate option date. We also may allow you to buy one policy equal to the maximum amount of this rider, as shown on page 3, multiplied by the number of children.

The number of regular option dates to be cancelled will be equal to the number of policies purchased, or if one policy is purchased, the number of policies that would have been purchased if they had not been combined.


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THE CONTRACT

In this rider, "policy" means the policy in which you have requested that this rider be included. "Page 3" means page 3 of the policy.

This rider is issued in consideration of the application and the payment of premiums as provided. The amount of premium and the premium-paying period for this rider are shown on page 3.

The Insured is the person shown as the Insured on Page 3.

This rider is a part of the policy. All provisions of the policy which are not inconsistent with the provisions of this rider apply to this rider. This rider will not increase the guaranteed values of the policy, if any.

Whenever premiums are waived under the policy, premiums shall likewise be waived under this rider.

INSURANCE

We will pay your beneficiary the insurance death benefit provided by this rider when we receive proof that the Insured died during the three-month period before an alternate option date. The amount of the death benefit will be the maximum amount that could have been bought on that option date. The death benefit will be added to the death benefit of the policy.

THE NEW POLICY

NEW POLICY

New issue of the plan you select or an increased coverage on your existing plan.

AMOUNT OF NEW POLICY

The face amount for each new policy may not be less than the minimum amount or greater than the maximum amount of this rider, as shown on page 3. The new policy must be within the established issue limits for the plan you select.

PLAN

The new policy may be on any level premium whole life or endowment plan being issued by us on the option date on a person of the Insured's age, except a plan providing coverage of more than one person or including an option to purchase additional insurance. We may include in the new policy any exclusion included in this policy or which we are including in policies being issued on the option date on persons of the Insured's sex and age who are in a standard risk class.

The new policy will not include a waiver of premium rider or an accidental death benefit rider unless the Insured submits evidence of insurability satisfactory to us at the time of issue of the new policy.

PREMIUMS

Premiums for the new policy will be for the same class of risk as for this rider and for the Insured's age and sex.

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APPLICATION

You must apply for the new policy and pay the first premium. If an alternate option is being elected, we must receive the application by the option date. If a regular option is elected, we must receive it by the option date or within sixty days before the option date.

If an alternate option is being exercised, you must give proof satisfactory to us of the marriage, birth, adoption or graduation.

OWNER AND BENEFICIARY

The owner and beneficiary of the new policy will be as requested in the application for the new policy.

POLICY DATE

If a regular or alternate option is elected, the date of the new policy will be the option date. Insurance provided by the new policy will be effective on the date of the new policy if the Insured is then living.

UNDERWRITING SAVINGS CREDIT

We will allow a credit when you buy each new policy. The credit will not be less than $5, plus an additional $1 for each full $1,000 by which the face amount of the new policy exceeds $5,000. We will apply the credit to reduce the first premium for the new policy.

RIDER DATE

Rider months, years and anniversaries are measured from the rider date. The rider date is the policy date unless a different rider date is shown in the policy. When used in the rider, "date of issue" means the rider date.

INCONTESTABILITY

This rider is subject to the Incontestability provisions of the policy. However, the contestable period shall, as far as this rider is concerned, be measured from the date of issue of this rider.

TERMINATION

This rider will terminate on the earliest of the following dates:

1.  The anniversary following the Insured's 40th birthday.
2.  The date this rider or the policy lapses for failure to pay a premium.
3. The date the policy becomes paid-up, expires, matures as an endowment or otherwise terminates.
4. The date a Nonforfeiture Option under the policy, if any, becomes effective .


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You may terminate this rider by written request.

Termination will not affect an alternate option or the term insurance resulting from a marriage, birth, adoption, death or graduation which occurred before this rider terminated.


                        Signed for us at our home office.

         [SIGNATURE]                                    [SIGNATURE]
         SECRETARY                                       PRESIDENT




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